PT INDOSAT Tbk
ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the "Company") that the Extraordinary General Meeting of Shareholders (hereinafter referred to as "EGMS" or the "Meeting") which was held on Tuesday, February 8, 2011 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

a. To honorably discharge Mr. Jarman as member of the Board of Commissioners of the Company with appreciation and gratitude as at the close of this Meeting and to release and discharge him from supervision liability that may have incurred between January 1, 2010 and December 31, 2010 and between January 1, 2011 and the close of this Meeting, to the extent that actions taken during such supervision do not conflict with or violate the prevailing laws and regulations.

   And to appoint Mr. Parikesit Suprapto as new member of the Board of Commissioners of the Company for the period commencing from the close of this Meeting until the close of the Annual General Meeting of Shareholders in the year 2012 or in accordance with the Articles of Association of the Company.

b. To honorably discharge Mr. Stephen Edward Hobbs as member of the Board of Directors of the Company with appreciation and gratitude from April 30, 2011 and to release and discharge him from management liability that may have incurred between January 1, 2010 and December 31, 2010 and between January 1, 2011 and April 30, 2011, to the extent that actions taken during such management do not conflict with or violate the prevailing laws and regulations.

   And to appoint Mr. Hans C. Moritz as member of the Board of Directors of the Company replacing Mr. Stephen Edward Hobbs for the period commencing from May 1, 2011, until the close of the Annual General Meeting of Shareholders in the year 2015 or in accordance with the Articles of Association of the Company.

   With due regard to the above resolutions, the composition of the Company's Board of Commissioners as of the closing of this Meeting until the close of the Annual General Meeting of Shareholders in the year 2012 and the composition of the Company's Board of Directors from May 1, 2011 until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company) shall be as follows:

   Board of Commissioners:
   - H.E Sheikh Abdulla Mohammed S.A. Al-Thani, President Commissioner
   - Dr Nasser Mohd. A. Marafih, Commissioner
   - Mr. Richard Farnsworth Seney, Commissioner
   - Mr. Rachmad Gobel, Commissioner
   - Mr. Rionald Silaban, Commissioner
   - Mr. Parikesit Suprapto, Commissioner
   - Mr. Alexander Rusli, Independent Commissioner
   - Mr. Soeprapto, Independent Commissioner
   - Mr. Thia Peng Heok George, Independent Commissioner
   - Mr. Chris Kanter, Independent Commissioner

   Board of Directors:
   - Mr. Harry Sasongko Tirtotjondro, President Director
   - Mr. Peter Wladyslaw Kuncewicz, Director
   - Mr. Hans C. Moritz, Director (effective from May 1, 2011).
   - Mr. Fadzri Sentosa, Director
   - Mr. Laszlo Imre Barta, Director

c. Further, to delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph (5) of the Law No 40 of 2007 on Limited Liability Company, based on the President Director proposal:

   (i) to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or

   (ii) to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

d. To appoint and grant the authority with the right of substitution, to the Company's Board of Directors to conduct any action in relation to the resolution of the EGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to submit a notification with regard to the appointment of the Board of Commissioners and Board of Directors of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and any other related authorized institutions, to register the composition of the Board of Commissioners and Board of Directors as approved by this EGMS in the Company Registration in the Ministry of Trade, to make or cause to be made and sign the deeds and letters or any necessary documents including to make amendments and/or additions which required to obtain the approval from the authority, appear before the notary, to have the deed restating the Company's EGMS resolutions, prepared and finalized and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this EGMS.

This announcement is hereby made to the attention of all shareholders.

Jakarta, February 10, 2011

PT INDOSAT Tbk
Board of Directors